Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

July 12, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Core Equity Alpha Fund
File Numbers: 333-279509, 811-22003

Dear Ms. Larkin:

This letter responds to comments you provided via telephone on June 18, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on May 17, 2024, with respect to the Nuveen Core Equity Alpha Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Outside Front Cover, Page 2

1.	Comment: In the third paragraph regarding the risk factors of the Fund, please include reference to the risks of using leverage. See Item 1.1(j) of Form N-2.

Response: Because the Registrant has adopted a non-fundamental policy to not leverage its capital structure by issuing senior securities, the Registrant does not believe a reference to the risks of using leverage is necessary at this time.

Page 17 – Dividend Reinvestment Plan

2.	Comment: The disclosure incorporates by reference the dividend reinvestment plan disclosure from the annual report. Accordingly, in the next annual report, please add disclosure about how partial shares are treated under the dividend reinvestment plan.

Response: The Registrant acknowledges the staff’s comment and will consider modifying such disclosure in its next annual report.

Ms. Lisa N. Larkin

July 12, 2024

Page 19 – Plan of Distribution – General

3.	Comment: The second paragraph of the subsection titled “General” of the “Plan of Distribution” section refers to the indemnification provisions underwriters, dealers and agents may be entitled to under agreements entered into with the Fund. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

Response: Because the Registrant has not yet entered into any such agreements in connection with the Securities to be offered in the Registration Statement, it does not believe any additional disclosure is necessary.

STATEMENT OF ADDITIONAL INFORMATION

Page 1 – Investment Restrictions

4.	Comment: Section 8(b)(1) of the 1940 Act requires a statement of the Fund’s policy with respect to concentrating investments in a particular industry or group of industries. The Fund’s policy does not cover concentration regarding a group of industries. Please explain how the Fund intends to address this issue.

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (4) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy in subparagraph (4) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors.

Ms. Lisa N. Larkin

July 12, 2024

Page 41 – Control Persons and Principal Holders of Common Shares

5.	Comment: There appears to be duplicative disclosure regarding control persons and principal holders of Common Shares. Please review and reconcile that disclosure.

Response: The Registrant will remove the duplicative disclosure.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures
Copies (w/encl.) to

M. Winget
E. Fess
E. Purple
S. LaChine